Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

Nine Months Ended
September 30, 2017
Earnings
Loss from continuing operations before provision for income taxes	$(454)
Income from equity investees	(13)
Distributed income from equity investees	9
Interest and amortization of deferred finance costs	706
Amortization of capitalized interest	5
Implicit rental interest expense	77

Total Earnings	$330

Fixed Charges
Interest and amortization of deferred finance costs	$706
Capitalized interest	7
Implicit rental interest expense	77

Total Fixed Charges	$790

Ratio of Earnings to Fixed Charges	*

* For the nine months ended September 30, 2017, earnings were insufficient to cover fixed charges by approximately $460 million.